UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Network Equipment Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	94-2904044
(State of incorporation or organization)	(IRS Employer Identification No.)

6900 Paseo Padre Parkway, Fremont, California	94555
(Address of principal executive offices)	(Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share (including the Series A Junior Participating Preferred stock purchase rights attached thereto)	The NASDAQ Stock Market, LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [x]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [  ]

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.

This registration statement relates to the common stock, par value $0.01 per share (the “Common Shares”), and certain stock purchase rights of Network Equipment Technologies, Inc. (the “Company”), a Delaware corporation. The following is a summary of the Common Shares, the stock purchase rights, and important provisions of the Company’s certificate of incorporation (the “Charter”) and bylaws (the “Bylaws”).  This summary does not purport to be complete and is subject to and qualified by the Charter and the Bylaws, copies of which have been filed with the Securities and Exchange Commission (the “SEC”) by the Company (for the Charter, see Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on August 19, 2008; for the Bylaws, see Exhibit 3.1 to the Company’s Report on Form 8-K filed on October 30, 2007).

Common Stock

The holders of Common Shares are entitled to vote one vote for each share held of record on all matters submitted to a vote of stockholders.  Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Shares are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor.  In the event of a liquidation, dissolution or winding up of the Company, holders of Common Shares are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock.  Holders of Common Shares have no preemptive rights and have no rights to convert their Common Shares into any other securities and there are no redemption provisions with respect to such shares.  All of the outstanding shares of Common Shares are fully paid and non-assessable.

Blank Check Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock, par value $0.01 per share, of which 500,000 shares were reserved for issuance in connection with the adoption of a rights agreement as more fully described below.  Preferred stock may be issued from time to time, without stockholder approval, in one or more classes or series, each of which classes or series shall have such distributive designation as determined by the board of directors.  Subject to the provisions of the Charter and limitations prescribed by law, the Company’s Board of Directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of the Company’s preferred stock, in each case without any action or vote by the Company’s stockholders.

The issuance of preferred stock may adversely affect the rights of the holders of Common Shares by, among other things:

•

restricting dividends on the Common Shares;

•

diluting the voting power of the Common Shares; or

•

impairing the liquidation rights of the Common Shares.

In addition, the Board of Directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, series of preferred stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. The Board of Directors will make any determination to issue shares based on its judgment as to the Company’s and the Company’s stockholders’ best interests. The Board of Directors, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

Stock Purchase Rights

On August 15, 1989, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a “Right”) for each outstanding Common Share, of the Company.  Each right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the “Preferred Shares”), of the Company at a price of $80 per one-hundredth of a Preferred Share (the “Amended Purchase Price”), subject to adjustment.  In connection with this dividend declaration, the Company entered into a Rights Agreement, as amended on June 12, 1990 (“Amendment No. 1”), June 12, 1999 (“Amendment No. 2”) and October 2, 2002 (“Amendment No. 3”) (as amended, the “Rights Agreement”).

The Rights Agreement provides that, initially, the Rights will attach to all certificates representing outstanding Common Shares, and no separate certificates evidencing the Rights (“Rights Certificates”) will be distributed. Until the Distribution Date (as defined below), (i) the Rights will be evidenced solely by Common Share certificates and will be transferred with and only with such Common Share certificates, and (ii) new Common Share certificates issued after the Record Date will contain a legend incorporating the Rights Agreement, as amended, by reference.

The Rights will separate from the Common Shares and become exercisable on the Distribution Date, which is the earlier of (i) the 10th day following the first date of public announcement that an Acquiring Person (as defined below) has become such (such date of public announcement being the “Shares Acquisition Date”), or (ii) the 10th Business Day following the commencement of a tender offer or exchange offer that would result in a person or group Beneficially Owning 20% or more of the then outstanding Common Shares without the consent of a majority of Continuing Directors. An “Acquiring Person” means any Person which without the prior approval of a majority of the Continuing Directors becomes the Beneficial Owner of 15% or more of the Common Shares then outstanding. A “Continuing Director” means any existing member of the Board of Directors prior to the date of the Rights Agreement and successors approved by a majority of the Continuing Directors, and in each case who is not an Acquiring Person or an Affiliate or Associate thereof. The Company notes that Amendment No. 1 added a provision to Section 31 of the Rights Agreement, as amended, which states that if “any provision requiring that a determination be made by less than the entire Board (i.e., the Continuing Directors) . . . is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, such determination shall be made by the Board.”

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

The Rights will expire at the Close of Business on August 24, 2009, unless earlier redeemed or exchanged by the Company as described below.

Pursuant to Amendment No. 2, the Rights Agreement contains a Three-year Independent Director Evaluation Provision (“Tide Provision”) pursuant to which the Rights Agreement shall be evaluated by a committee of outside directors at least once every three years to determine whether the Agreement continues to be in the best interest of the Company.

In the event that an Acquiring Person exists, then, from and after the Close of Business on the tenth day following the Shares Acquisition Date, each Right not owned by the Acquiring Person (or any Affiliate or Associate thereof) will thereafter entitle its holder to receive, upon exercise, Common Shares (or, in certain circumstances cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right.

In the event that, at any time following the Shares Acquisition Date, and without the consent of a majority of the Continuing Directors, (i) the Company is acquired in a merger or other business combination transaction with another person or (ii) 50% or more of the Company's assets or earning power is sold or transferred to another person, then, each Right (except Rights owned by the Acquiring Person or any Affiliate or Associate of the Acquiring Person) shall thereafter entitle its holder to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities) of such other person having a value equal to two times the exercise price of the Right.

Upon the occurrence of any of the events described in the foregoing two paragraphs, if any of the Rights are Beneficially Owned by an Acquiring Person or any Affiliate or Associate thereof, such Rights will become null and void and no holder thereof will have any right with respect thereto.

The Amended Purchase Price payable, and the number of Preferred Shares issuable, upon exercise of the Rights and the number of Rights are subject to adjustment from time to time to prevent dilution (all as more fully described in the Rights Agreement).

With certain exceptions, no adjustment in the Amended Purchase Price will be required until cumulative adjustments amount to at least 1% of the Amended Purchase Price. No fractional Preferred Shares (other than fractions which are integral multiples of one one-hundredth of a Preferred Share) or fractional Rights will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares or Rights, respectively, prior to the date of exercise.

At any time until the Close of Business on the tenth day following the Shares Acquisition Date, the Company may, at its option and upon approval of a majority of the Continuing Directors, redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment in certain circumstances (the “Redemption Price”), payable, at the option of the Company, in cash or Common Shares. The redemption of the Rights may be made effective at such time and on such basis and with such conditions as the Continuing Directors may approve. Upon the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

In addition, the Company may, at its option, at any time after the Close of Business on the tenth day following the Shares Acquisition Date and prior to the acquisition of 50% or more of the outstanding Common Shares by any person or group, exchange all or part (if in part, on a pro rata basis) of the then outstanding and exercisable Rights (except for Rights which have become void as described above) at an exchange ratio of one Common Share (or in certain instances equivalent fractions of Preferred Shares) for each Right, subject to adjustment in certain circumstances.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income upon the Rights becoming exercisable for Preferred Shares or Common Shares (or other consideration), upon being exercised, upon redemption or upon exchange.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share initially purchasable upon exercise of each Right should approximate the value of one Common Share.

Any of the provisions of the Rights Agreement as amended by the Amendment may be amended without the consent of the holders of Rights, at any time prior to the Distribution Date. After the Distribution Date, the Company (with the approval of a majority of Continuing Directors) may amend the provisions of the Rights Agreement without the consent of holders of Rights only in order to cure any ambiguity, defect or inconsistency, or to make changes (including, without limitation, changes to the Amended Purchase Price, the Redemption Price or any time periods specified therein) which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or an Affiliate or Associate of an Acquiring Person).

The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by a majority of the Continuing Directors unless the offer is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by a majority of the Continuing Directors since the Rights may be redeemed by the Company as described above. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors, acting on behalf of all stockholders. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the company.

Item 2. Exhibits.

Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NETWORK EQUIPMENT TECHNOLOGIES, INC.
By: /s/ C. NICHOLAS KEATING, JR.
Name: C. Nicholas Keating, Jr.
Title: Chief Executive Officer

Dated: April 23, 2009